News Release

Brookfield PROPERTY PARTNERS ANNOUNCES MANAGEMENT CHANGE

Hamilton, Bermuda, September 27, 2013 – Brookfield Property Partners L.P. (NYSE: BPY, TSX: BPY.UN) today announced the appointment of John Stinebaugh as Chief Financial Officer, effective immediately. Mr. Stinebaugh succeeds Steve Douglas who after fulfilling his commitment to oversee the launch of Brookfield Property Partners will be taking another role at Brookfield.

For the last five years, Mr. Stinebaugh has been the Chief Financial Officer of the Brookfield Infrastructure Group, responsible for financial reporting, investor relations, risk management, corporate finance and overall funding activities.

“We look forward to John playing a strong leadership role in the financial management of Brookfield Property Partners as we execute our growth strategy,” said Ric Clark, Chief Executive Officer of the Brookfield Property Group. “Steve has demonstrated exceptional financial leadership during the spin-off of Brookfield Property Partners and we thank him for his stewardship in getting BPY up and running,” Clark concluded.

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Contact:

Melissa Coley, VP, Investor Relations and Communications

Brookfield Property Partners

(212) 417-7215; melissa.coley@brookfield.com

About Brookfield Property Partners

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 20,000 multi-family units, 35 million square feet of industrial space and a 19 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.